ATTACHMENT FOR CURRENT FILING OF N-SAR

SUB-ITEM 77D

At a regular meeting held September 14–16, 2015, the Board of Trustees for the Registrant approved the benchmark index change for John Hancock Bond Fund to the Barclays U.S. Aggregate Bond Index.